EXHIBIT 12.01

LEHMAN BROTHERS HOLDINGS INC.

COMPUTATION of RATIOS of EARNINGS to FIXED CHARGES and

to COMBINED FIXED CHARGES and PREFERRED STOCK DIVIDENDS

(Dollars in millions)

(Unaudited)

	For the Twelve Months Ended November 30					For the Six Months Ended May 31 2004

	1999	2000	2001	2002	2003

Pre-tax earnings from continuing operations	$1,631	$2,579	$1,748	$1,399	$2,536	$1,916

Add: Fixed charges (excluding capitalized interest)	13,681	18,778	15,724	10,709	8,724	4,331

Pre-tax earnings before fixed charges	15,312	21,357	17,472	12,108	11,260	6,247

Fixed charges:
Interest	13,649	18,740	15,656	10,626	8,640	4,283
Other (a)	71	57	78	103	119	62

Total fixed charges	13,720	18,797	15,734	10,729	8,759	4,345

Preferred stock dividend requirements	174	195	192	155	143	75

Total combined fixed charges and preferred stock dividends	$13,894	$18,992	$15,926	$10,884	$8,902	$4,420

RATIO OF EARNINGS TO FIXED CHARGES	1.12	1.14	1.11	1.13	1.29	1.44

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS	1.10	1.12	1.10	1.11	1.26	1.41

(a) Other fixed charges consist of the interest factor in rentals and capitalized interest.